

GUARDIAN ATHLETICS OVERVIEW

JANUARY 2021

INVESTMENT PROFILE

CONTINUED TESTING

Evidence based approach with the right partners

PRODUCT INNOVATION

Heighten adoption for every player, every position

POSITIONING

Enhance naming, brand feel and appeal to players at all levels of play

TERM SHEET
- 2.00 per share
- 50 Share Minimum

USE OF FUNDS
- 43% Sales & Marketing
- 20% Research & Testing
- 16% Debt Service
- 08% Medical Board
- 08% Compensation
- 05% Other

HISTORICAL INVESTMENT
- $1M Friends & Family in 2018
- Convertible Note Round Launch
- MN Angel Tax Credit Certified

BACKGROUND

1997
Ideation, sketches & player interviews begin

2012-13
Prototype 2 & 3 designed & tested on players

2016
First round of impact testing completed

2018
Production begins & first collars shipped to teams

2020
Product line expands with additional sizes

2007
Awarded 1st grant to create design prototype

2014
Patent granted for prototype #3

2017
Raise first round of funding: $1M from local investors

2019
Second season with collar, design updates begin production



IDEATION

RANGE OF MOTION
Provide range of motion while preventing neck from reaching extreme points

DECELERATION
Slow down head after impact where brain injuries occur

INNOVATION
Fill the gaps other gear can't provide for athletes on the field



KATO COLLAR

PATENTED DESIGN
2 Stage deceleration acts as an airbag for the brain

LIGHTWEIGHT
Lightweight design: The player won't even know it's there

DISCREET
Sits under shoulder pads and enables active, full range of motion



CUSTOMIZABLE
Interchangable pads for fit, comfort, protection and style

EFFECTIVE
Testing shows up to 30% decrease in deceleration of head



SCIENCE

DR. CHARLES LEDONIO
CLINICAL TRIALS DIRECTOR
INNOVATIVE SURGICAL DESIGNS

By decelerating the brain movement within the skull after impact, Kato Collar addresses the key issue of head and neck injury forces thus promoting player safety.



PROGRESS

CONTINUING MOMENTUM

- MN Cup 2nd Place Finalist 2019
- Minnesota Angel Tax Credit Certified
- DEED Angel Loan Fund Program recipient
- Southern Minnesota Initiative Foundation (SMIF) investment recipient
- 2018 Mankato Million Cups Business of Year


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TEAM



JEFF CHAMBERS
FOUNDER



DAVE NORRIS
CEO



TODD TANHOFF
SALES



ZEB CARLSON
MARKETING



BEN BOWMAN
FINANCE



DARYL PILARSKI
DESIGN ENGINEER

ADVISORY BOARD



RICH GANNON
35 YEAR NFL VETERAN & CBS SPORTS GAME ANALYST



LES PICO
DIRECTOR OF PARTNER DEVELOPMENT, MN VIKINGS



DR. CHARLES LEDONIO
FORMER DIRECTOR OF SPINE RESEARCH, UNIVERSITY OF MINNESOTA



INFLUENCE





ANDREW TROXEL
HEAD FOOTBALL COACH

Athletes stated that the Kato Collar helped to slow the movement of the head backwards when they were blocking and tackling. Personally, I saw one of our athletes take a forceful tackle out of bounds and had he not been wearing a Kato Collar the force of the impact with the ground would have likely inhibited his ability to return to play. We fully intend to outfit our athletes with Kato Collars for the foreseeable future.

MARCUS GOODEN
FIELD TESTER

My junior year I got a pretty bad stinger affecting my left shoulder and arm. Going into my senior year those stingers continued. I had one or two a game. I talked to Jeff, and he suggested I wear the collar. Deep into the season, I took his advice. As I wore the collar, I couldn't believe it but, the stingers wore off. And I actually didn't have any moving forward."

ANDY LAGUNO
ASSOCIATE ATHLETIC
DIRECTOR

There has been a dramatic difference in reducing the number of Brachial Plexus injuries with our football players, and players like the comfort with the ability to have full range of motion and the ability to extend their head and neck upwards in their stance. I would strongly recommend this product for all levels of football.

INFLUENCE


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ORGANIZATIONAL FOCUS

DEFINE OUR AUDIENCE

Data-driven approach to connect with the football community

BUILD BUSINESS INTELLIGENCE

Utilize technology that boosts the business and drives sales

DEVELOP KEY RELATIONSHIPS

Partner with key individuals who make broad decisions for all levels of football



MARKET SIZE

HIGH SCHOOL & YOUTH FOCUS, 2019-23

Launched Medium collar in 2019
JV+ sized players
Need to grow with the player

FOOTBALL PARTICIPATION:

US Youth	3,800,000
US High School	1,200,00
US College	100,000
Rest of World	2,000,000
TOTAL ADDRESSABLE MARKET	**7,100,000**



MARKET STRATEGY



PRIMARY AUDIENCE	EST POPULATION SIZE	EMERGING SUB-AUDIENCE

FOOTBALL INSIDER
GOAL: REACH & CONVERT LEADS

MOTIVATIONS & KEY ATTRIBUTES

- Football ingrained in identity
- Skilled communicator
- Decision maker for team
- Natural leader



MALE



CAUCASIAN



AFFLUENT



1M
COACHES
PLAYERS
DIRECTORS

NEW COACH

PLAYER ADVOCATE



ENERGIZED FAN
GOAL: AWARENESS & INFLUENCE

MOTIVATIONS & KEY ATTRIBUTES

- All-season sports fan
- Groups of parents form community
- Professional work/life balancer
- Booster clubs, PTA



FEMALE



DIVERSE



AFFLUENT



3.5M
BOOSTERS
MOMS & DADS
COACHES

FOOTBALL ADVOCATE

PRIORITIES

EVERY PLAYER EVERY POSITION
Flexibility for teams to purchase multiples

BRAND INFLUENCERS
Grow relationships with college & NFL players

ATTRACT INVESTORS
Reoccurring revenue to entice capital



OPPORTUNITIES:

YOUTH MARKET

3.8M total players, various equipment needs require new thinking for product design

EXPANSION INTO OTHER SPORTS

Hockey, Lacrosse, Bull Riding, Field Hockey, Snowboarding, Skateboarding, Military (40+Million)

INTERNATIONAL

2M total players
Mexico, Canada



LET. THEM. PLAY.

